UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Heat Biologics, Inc.

File No. 333-188365 - CF#29189

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     Heat Biologics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 6, 2013, as amended.

     Based on representations by Heat Biologics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.9	through May 6, 2015
Exhibit 10.1	through May 6, 2016
Exhibit 10.2	through May 6, 2016
Exhibit 10.3	through May 6, 2016
Exhibit 10.4	through May 6, 2016
Exhibit 10.5	through May 6, 2016
Exhibit 10.12	through May 6, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary